Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

Cautionary Language Regarding Forward-Looking Statements

Some of the statements included herein involve forward-looking information. Mirant cautions that these statements involve known and unknown risks and that there can be no assurance that such results will occur. There are various important factors that could cause actual results to differ materially from those indicated in the forward-looking statements, such as, but not limited to, legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the industry of generating, transmitting and distributing electricity (the “electricity industry”); changes in state, federal and other regulations affecting the electricity industry (including rate and other regulations); changes in, or changes in the application of, environmental and other laws and regulations to which Mirant and its subsidiaries and affiliates are or could become subject; the failure of Mirant’s plants to perform as expected, including outages for unscheduled maintenance or repair; environmental regulations that restrict Mirant’s ability or render it uneconomic to operate its plants, including regulations related to the emission of CO2 and other greenhouse gases; increased regulation that limits Mirant’s access to adequate water supplies and landfill options needed to support power generation or that increases the costs of cooling water and handling, transporting and disposing off-site of ash and other byproducts; changes in market conditions, including developments in the supply, demand, volume and pricing of electricity and other commodities in the energy markets, including efforts to reduce demand for electricity and to encourage the development of renewable sources of electricity, and the extent and timing of the entry of additional competition in our markets; continued poor economic and financial market conditions, including impacts on financial institutions and other current and potential counterparties and negative impacts on liquidity in the power and fuel markets in which Mirant and its subsidiaries hedge and transact; increased credit standards, margin requirements, market volatility or other market conditions that could increase Mirant’s obligations to post collateral beyond amounts that are expected, including additional collateral costs associated with over-the-counter hedging activities as a result of new or proposed rules and regulations governing derivative financial instruments, including those resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act; Mirant’s inability to access effectively the over-the-counter and exchange-based commodity markets or changes in commodity market conditions and liquidity, including as a result of new or proposed rules and regulations governing derivative financial instruments, including those resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act, which may affect Mirant’s ability to engage in asset management, proprietary trading and fuel oil management activities as expected, or result in material gains or losses from open positions; deterioration in the financial condition of Mirant’s counterparties and the failure of such parties to pay amounts owed to Mirant or to perform obligations or services due to Mirant beyond collateral posted; hazards customary to the power generation industry and the possibility that Mirant may not have adequate insurance to cover losses resulting from such hazards or the inability of Mirant’s insurers to provide agreed upon coverage; the expected timing and likelihood of completion of the proposed merger with RRI Energy, including the timing, receipt and terms and conditions of required, governmental and regulatory approvals that may reduce anticipated benefits or cause the parties to abandon the merger; the diversion of management’s time and attention from our ongoing business during the time we are seeking to complete the merger; the ability to maintain relationships with employees, customers and suppliers; the ability to integrate successfully the businesses and realize cost savings and any other synergies; and the risk that credit ratings of the combined company or its subsidiaries may be different from what the companies expect; price mitigation strategies employed by ISOs or RTOs that reduce Mirant’s revenue and may result in a failure to compensate Mirant’s generating units adequately for all of their costs; changes in the rules used to calculate capacity, energy and ancillary services payments; legal and political challenges to the rules used to calculate capacity, energy and ancillary services payments; volatility in Mirant’s gross margin as a result of Mirant’s accounting for derivative financial instruments used in its asset management, proprietary trading and fuel oil management activities and volatility in its cash flow from operations resulting from working capital requirements, including collateral, to support its asset management, proprietary trading and fuel oil management activities; Mirant’s ability to enter into intermediate and long-term contracts to sell power or to hedge our future expected generation of power, and to obtain adequate supply and delivery of fuel for its generating facilities, at Mirant’s required specifications and on terms and prices acceptable to it; the failure to utilize new or advancements in power generation technologies; the inability of Mirant’s operating subsidiaries to generate sufficient cash flow to support its operations; the potential limitation or loss of Mirant’s net operating losses notwithstanding a continuation of its stockholder rights plan; Mirant’s ability to borrow additional funds and access capital markets; strikes, union activity or labor unrest; Mirant’s ability to obtain or develop capable leaders and its ability to retain or replace the services of key employees; weather and other natural phenomena, including hurricanes and earthquakes; the cost and availability of emissions allowances; curtailment of operations and reduced prices for electricity resulting from transmission constraints; Mirant’s ability to execute its business plan in California, including entering into new tolling arrangements in respect of its existing generating facilities; Mirant’s ability to execute its development plan in respect of its Marsh Landing generating facility, including obtaining the permits necessary for construction and operation of the generating facility and completing the construction of the generating facility by mid-2013; the ability of Mirant Marsh Landing to meet the conditions to draw under the Marsh Landing credit agreement; the ability of lenders under the Marsh Landing credit facility to fund the Marsh Landing credit agreement; Mirant’s relative lack of geographic diversification of revenue sources resulting in concentrated exposure to the Mirant Mid-Atlantic market; the ability of lenders under Mirant North America’s revolving credit facility to perform their obligations; war, terrorist activities, cyberterrorism and inadequate cybersecurity, or the occurrence of a catastrophic loss; the failure to provide a safe working environment for Mirant’s employees and visitors thereby increasing Mirant’s exposure to additional liability, loss of productive time, other costs, and a damaged reputation; Mirant’s consolidated indebtedness and the possibility that Mirant or its subsidiaries may incur additional indebtedness in the future; restrictions on the ability of Mirant’s subsidiaries to pay dividends, make distributions or otherwise transfer funds to Mirant, including restrictions on Mirant North America contained in its financing agreements and restrictions on Mirant Mid-Atlantic contained in its leveraged lease documents, which may affect Mirant’s ability to access the cash flows of those subsidiaries to make debt service and other payments; the failure to comply with, or monitor provisions of Mirant’s loan agreements and debt may lead to a breach and, if not remedied, result in an event of default thereunder, which would limit access to needed capital and damage Mirant’s reputation and relationships with financial institutions; and the disposition of the pending litigation described in Mirant’s Form 10-Q for the quarter ended September 30, 2010, filed with the Securities and Exchange Commission.

Mirant undertakes no obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise. The foregoing review of factors that could cause Mirant’s actual results to differ materially from those contemplated in the forward-looking statements included in this news release should be considered in connection with information regarding risks and uncertainties that may affect Mirant’s future results included in Mirant’s filings with the Securities and Exchange Commission at www.sec.gov.

Additional Information and Where To Find It

In connection with the proposed merger between RRI Energy and Mirant, RRI Energy filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of RRI Energy and Mirant and that also constitutes a prospectus of RRI Energy. The registration statement was declared effective by the SEC on September 13, 2010. RRI Energy and Mirant urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings” and from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

FINAL TRANSCRIPT

Thomson StreetEvents℠

Conference Call Transcript

MIR - Q3 2010 Mirant Earnings Conference Call

Event Date/Time: Nov 05, 2010 / 01:00PM GMT

CORPORATE PARTICIPANTS

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

Steve Himes

Mirant Corporation - Director IR

Ed Muller

Mirant Corporation - Chairman, President, CEO

Bill Holden

Mirant Corporation - SVP, CFO

John O’Neal

Mirant Corporation - SVP, Chief Commercial Officer

Paul Gillespie

Mirant Corporation - SVP Tax

CONFERENCE CALL PARTICIPANTS

Neel Mitra

Simmons & Company International - Analyst

Lasan Johong

RBC Capital Markets - Analyst

Ali Agha

SunTrust Robinson Humphrey - Analyst

Robert Howard

Prospector Partners - Analyst

Brian Chin

Citigroup - Analyst

Paul Patterson

Glenrock Associates - Analyst

Brandon Blossman

Tudor Pickering Holt - Analyst

Gregg Orrill

Barclays Capital - Analyst

Clark Orsky

Standish Mellon - Analyst

Nitin Dahiya

KLS Diversified - Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to the Mirant Corporation’s third-quarter 2010 earnings call. Today’s call is being recorded.

For opening remarks and introductions I would like to turn the call over to Mr. Steve Himes, Director of Investor Relations at Mirant. Please go ahead, sir.

Steve Himes - Mirant Corporation - Director IR

Thank you, Barbara, and good morning, everyone. We want to thank you for joining us today for Mirant’s third-quarter 2010 earnings call. If you don’t already have a copy, the press release, financial statements, and third-quarter filing with the SEC are available on our website at www.Mirant.com. The slide presentation is also available on our website, and a replay of our call will be available approximately two hours after we finish.

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

Speaking today will be Ed Mueller, Mirant’s Chairman and Chief Executive Officer, and Bill Holden, Mirant’s CFO. Also in the room and available to answer questions are John O’Neal, Mirant’s Chief Commercial Officer; Paul Gillespie, Senior Vice President of Tax; and Gary Garcia, Mirant’s Treasurer.

With regard to the Safe Harbor slides, during the call we will make forward-looking statements including about the proposed merger with RRI Energy, which are subject to risks and uncertainties. Factors that could cause actual results to differ materially from management’s projections, forecasts, estimates, and expectations are discussed in the Company’s SEC filings. The filings as well as our materials presented today describe how you may obtain copies of SEC filed materials relating to the proposed merger. We encourage you to read all of the Safe Harbors and the materials therein.

Lastly our slide presentation and discussion on this call may include certain non-GAAP financial measures. For such measures, reconciliation to the most directly comparable GAAP measure are available at the end of our slide presentation, which is also available on our website. With that I would like to turn it over to Ed.

Ed Muller - Mirant Corporation - Chairman, President, CEO

Thank you, Steve, and good morning, everyone. I will start on page 4 of the presentation with a brief update on our impending merger with RRI to form GenOn Energy. With the approval of the stockholders of each of Mirant and RRI Energy on October 25, and with our having put in place the financing for GenOn, the only remaining thing to be done is to receive approval, clearance, from the Department of Justice under the Hart-Scott-Rodino regime. And once that has been obtained, we will proceed to close. We expect and continue to expect to close the merger before the end of this year.

Moving to slide 5, our results for the quarter and the nine months, $190 million of adjusted EBITDA for the quarter, $501 million for the first nine months. Bill Holden will go through these numbers in greater detail.

I think the salient fact is that hedging has continued to cushion Mirant from low prices in the marketplace. But as we go out in time the hedges from which we are benefiting and which are providing this cushioning are hedges that were put on as the commodity prices were declining. So they were put on at lower prices than earlier dated hedges that we put on; and that explains largely why we are seeing the decline in our adjusted EBITDA.

Turning to slide 6, looking at how our operations have performed, we continue to have excellent safety performance and continue to have a high level of commercial availability. I remind you that we focus on safety first because it is important and ultimately my responsibility, but also because it is a direct correlation is how the actual units operate, our reliability, and our efficiency.

Turning to slide 7, market update since we last spoke in August. Both for the near term and the longer term, the trends are the same. Natural gas prices have decreased. Power prices in PJM have decreased, though heat rates have expanded. Coal prices are relatively flat, and dark spreads have declined.

On slide 8 or page 8, the same graph that we have been showing about reserve margins. The trends particularly in the East in PJM continue toward tighter margins and toward levels that are not prudent for any electric system. The timing of how all this will play out is really dependent, I think, on how the economy performs. To the extent the economy recovers and performs well, we would expect to see electric consumption — consumption of electricity go up, which would exacerbate the level of the reserve margins.

Also possibly exacerbating them and now being discussed some is — will there be retirements of older, less efficient coal units? That, too, would tend to bring reserve margins down. Will that happen? We shall see.

I think the primary factor affecting that is how the various and myriad environmental regulations that are being discussed and bandied about will come into play — and when, and if.

Turning to slide 9, same chart we have shown you quarter after quarter, which is — where do we stand on our hedge profile? As I said when I discussed our results for the quarter and the first nine months, hedging has cushioned us.

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

It is part of our strategy. It has been part of our strategy and will continue to be. The profile, looking out over these years is pretty much the same profile we have had.

The significant changes that you can see since we last presented are that the hedge level from our baseload coal for power is up some. Some of that is from adding hedge positions; some of that is also from expected lower generation.

On the coals front, we have added fairly significantly to our hedge position by contracting for coal. As I have said before we tend to do this in lumps, lumpy thing, purchases; and we have done so again. And you can see we have pretty well matched up our profile here going out well into 2013.

Turning to slide 10, update on the Marsh Landing generating station. This will be a 760-megawatt natural gas-fired peaking station at the site of our Contra Costa station in Northern California. In the photo, which I will address first, you can see the existing station, the red brick building. The taller — the unit to the right of it constitutes the Contra Costa Station today. Then you can see what we will be building there to the left with them.

We attempted to — we brought it up some so you can see it better, which will be four trains for the 760 megawatts.

Development is a complicated process. It takes a lot of time. Experience teaches us all, certainly me, that often projects do not come to fruition.

It is a process that requires a lot of care to do it well. I am pleased to say we have done it well. We are moving forward to build the Marsh Landing station.

It will operate pursuant to a 10-year Power Purchase Agreement with PG&E. We have all of the requisite approvals. We have all of the requisite permits.

We have the financing in place and we have directed Kiewit, which we have an EPC — a contract for engineering, procurement, and construction — to move forward. We will begin physical construction before the end of this year. We are very pleased with this.

Turning to slide 11 at our Pittsburg Generating Station down the road from Contra Costa, we are pleased that just a few weeks ago, or less than that, we entered into a new tolling arrangement again with Pacific Gas & Electric for the three units that are currently in operation at the Pittsburg Station, units 5, 6 and 7.

They operate today under tolling agreements. Those agreements are set to expire at the end of 2010. We have entered into new agreements that — for a total capacity of 1,159 megawatts for three years commencing on January 1, 2011. And we have provided Pacific Gas & Electric options to extend those agreements for the units for each of 2014 and 2015.

With that, we will turn to slide 11 and I will turn this to Bill Holden.

Bill Holden - Mirant Corporation - SVP, CFO

Thank you, Ed, and good morning, everyone. I will start on slide 12. As shown on the slide, net income was $254 million for the third-quarter 2010. That is compared to net income of $55 million for the same period in 2009.

The increase in net income of $199 million primarily results from an increase of $341 million in unrealized gross margin, partially offset by a decrease of $105 million in realized gross margin, an increase of $22 million in operating expenses, and an increase of $18 million in interest expense. The increase in operating expenses reflects $12 million primarily related to the scrubber operating costs and the Montgomery County CO2 levy, as well as $8 million of merger-related costs incurred in 2010.

These were offset in part by a decrease of $14 million in impairment losses as a result of impairment charges on intangible assets taken in 2009. The increase in operating expense also includes $16 million higher depreciation primarily related to the scrubbers on our Maryland plants that were placed in service in December of last year. Likewise, the interest expense — the increase in interest expense reflects lower capitalized interest in 2010 because the scrubbers were placed in service in December.

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

Net income was $398 million for the first nine months of 2010 as compared to $598 million for the same period last year. The decrease of $200 million primarily results from a decrease of $185 million in realized gross margin; an increase of $90 million in operating expenses; and an increase of $48 million in net interest expense; all partially offset by an increase of $113 million in unrealized gross margin and a decrease of $10 million in the provision for income taxes.

The increase in operating expenses reflects the $62 million gain from the MC Asset Recovery Settlement with Southern in 2009, partially offset by the $37 million post-retirement healthcare benefits curtailment gain in 2010.

The increase in operating expenses also includes $48 million higher depreciation primarily related to the scrubbers and $17 million lower gains on emission sales in the year-to-date 2010. The increase in interest expense reflects lower capitalized interest in 2010 because the scrubbers were placed in service in December of last year.

Adjusted net income was $86 million for the third-quarter 2010 as compared to $238 million for the same period in 2009, and $193 million for the first nine months of 2010 as compared to $484 million for the same period in 2009.

The most notable items that bridge adjusted net income to net income, a GAAP measure, are unrealized gains or losses on derivatives; bankruptcy charges and legal contingencies; and the second-quarter 2010 post-retirement benefit for the curtailment gain.

Unrealized gains on derivatives were $167 million for the third-quarter 2010 as compared to net unrealized losses of $174 million for the same period in 2009. For the year to date, we had net unrealized gains of $179 million as compared to unrealized gains of $66 million for the same period last year. The net unrealized gains for the quarter resulted primarily from decreases in forward power and natural gas prices and increases in forward coal prices, partially offset by unrealized losses for power and fuel contracts that settled during the period for which net unrealized gains had been previously recognized.

The net unrealized gains for the year to date resulted from decreases in forward power and natural gas prices, partially offset by unrealized losses from power and fuel contracts that settled during the period for which net unrealized gains had been previously recognized. In addition, the year to date reflects the recognition of coal agreements at fair value beginning in the second quarter of 2010.

Adjusted EBITDA, which is adjusted net income less interest, taxes, depreciation, and amortization, was $190 million for the third-quarter 2010 as compared to $311 million for the same period in 2009; and $501 million for the first nine months of 2010 as compared to $706 million for the same period in 2009. The decreases in adjusted EBITDA for the period were principally the result of lower realized gross margins. I will cover realized gross margin in more detail on the next slide.

The increase in interest, taxes, depreciation, and amortization for the quarter reflects higher depreciation expense of $16 million and higher net interest expense of $18 million, offset by a lower provision for income taxes of $3 million. The increase in interest taxes, depreciation, and amortization for the year to date reflects higher depreciation expense of $48 million and higher net interest expense of $48 million, offset by a lower provision for income taxes of $10 million.

Finally, our earnings per share based on adjusted income decreased to $0.59 per share for the third quarter of 2010 from $1.63 per share for the third quarter of 2009; and decreased to $1.32 per share for the first nine months of 2010 from $3.34 per share for the same period last year.

Turning to slide 13, this slide presents the components of the Company’s realized gross margin for the third quarter of 2010 and the nine months ended September 30, 2010, as well as the comparable periods for 2009. Energy, shown as the light blue bar, represents gross margin from the generation of electricity at market prices; fuel sales and purchases at market prices; fuel handling; steam sales; and our proprietary trading and fuel oil management activities.

The increase of $99 million for the quarter and the increase of $123 million for the year to date were the result of higher energy gross margins from our Mid-Atlantic generating facilities, reflecting higher generation volumes, an increase in the average settlement price for power, and a decrease in the cost of emissions allowances, partially offset by an increase in the price of fuel. The higher energy gross margins from our Mid-Atlantic generating facilities were partially offset by lower realized gross margins from our proprietary trading activities.

Contracted and capacity, the dark blue bar, represents gross margin received from capacity sold in ISO- and RTO-administered capacity markets through RMR contracts, through tolling agreements, and from ancillary services. The decrease of $12 million for the quarter and the decrease of $3 million for the year to date resulted primarily from lower capacity revenue in the Mid-Atlantic and to a lesser extent the Northeast. The year to date also reflect an increase in ancillary services revenue.

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

Finally, realized value of hedges, the yellow bar, was down by $192 million for the quarter and was down by $305 million for the year to date, as the average contract price of our power hedges settled in 2010 was lower than the average contract price of our power hedges settles for the same periods in 2009 while the average market price for power was higher during 2010 than the same periods during 2009.

Power hedging contracts include sales of both power and natural gas used to hedge power prices as well as hedges to capture the incremental value related to the geographic location of our physical assets.

Turning to slide 14, this slide presents cash flow information for the third quarter of 2010 and the nine months ended September 30, 2010, and for the comparable periods for 2009. The decrease of $149 million in cash provided by operating activities for the quarter is principally related to lower realized gross margin of $110 million, excluding the effect of non-cash lower cost of market adjustments primarily on fuel inventory; an increase of $96 million in funds on deposit, which includes an $80 million cash collateralized letter of credit in support of the Marsh Landing PPA; and a decrease of $52 million related to the MC Asset Recovery Settlement with Southern Company in 2009; all partially offset by an increase in cash provided of $81 million related to changes in collateral, primarily as a result of decreases in forward power prices, and an increase of $19 million related to the timing of property tax payments.

The decrease of $383 million in cash provided by operating activities for the year to date is principally related to lower realized gross margin of $192 million, excluding the effect of non-cash lower of cost or market adjustments primarily in fuel inventory; an increase of $120 million in funds on deposit, which includes the $80 million cash collateralized letter of credit in support of the Marsh Landing PPA; an increase of $85 million in operating expenses, primarily as a result of scrubber operating costs in 2010 and the MC Asset Recovery Settlement with Southern Company in 2009; and an increase of $48 million in net interest expense; all partially offset by an increase in cash provided of $38 million related to changes in collateral, again primarily as a result of decreases in forward power prices, and an increase of $24 million related to the timing of property tax payments.

Adjusting the year-to-date amount for the cash received as proceeds from the sales of emissions allowances and capitalized interest related to cash interest paid arrives at adjusted net cash provided by operating activities of $193 million for the quarter and adjusted net cash provided by operating activities of $343 million for the year to date. Reducing these amounts for total capital expenditures, excluding capitalized interest, results in adjusted free cash flow of $139 million for the quarter and $132 million for the first nine months of 2010.

Our Maryland Healthy Air Act capital expenditures and Marsh Landing capital expenditures and working capital requirements are nonrecurring in nature. Therefore a more meaningful presentation of free cash flow is to use free cash flow adjusted for these amounts. Accordingly, adding back actual expenditures for both programs results in adjusted free cash flow of $253 million or $1.73 per share for the third quarter of 2010, and adjusted free cash flow of $325 million or $2.23 per share of the 2010 year-to-date period.

Turning to page 15, this slide presents our debt and liquidity as of September 30, 2010. Consolidated debt was $2.561 billion in September 30. As of September 30, Mirant had total cash and cash equivalents of $1.989 billion, of which $518 million was restricted at Mirant North America and its subsidiaries and was not available for distribution to Mirant.

Based on the results through September 30, 2010, Mirant North America will make a distribution of approximately $112 million later this month. Finally our total available liquidity, including amounts available under the Mirant North America revolver and synthetic LC facility, was $2.69 billion.

Turning to slide 16, this slide presents a breakdown of our projected capital expenditures for 2010 and 2011. Expenditures related to the Maryland Healthy Air Act in 2010 are expected to be $176 million. Of this total, we paid $32 million in Q3 and have paid $109 million year-to-date. The remaining $93 million is expected to be paid in 2011.

Other environmental expenditures include amounts deposited into escrow in the third quarter of 2008, expected to be spent between 2010 and 2012 for control of small dust particles as part of the Potomac River Agreement. Our estimate for normalized maintenance CapEx remains at approximately $50 million to $60 million per year and reflects the current outlook for commodity prices.

Construction expenditures include the estimated amounts for the construction of our Marsh Landing generating facility which will commence operations in mid 2013. Our equity contribution is estimated at approximately $200 million, which includes approximately $15 million spent since inception. Other construction expenditures include ash beneficiation and the coal blending facility at Morgantown.

And with that, I will turn it back to Ed who will wrap up and open the call for your questions. Ed?

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

Ed Muller - Mirant Corporation - Chairman, President, CEO

Thanks, Bill. I am on page 17. To summarize, we look forward before the end of this year to completing the merger with RRI to create GenOn which we think will deliver significant value to the stockholders of both companies.

Second, as we said before, hedging and our strategy of hedging cushioned Mirant’s results in the third quarter from the effects of relatively low commodity prices.

Third, as we have been seeing for a long time, Eastern markets continue to be forecasted to tighten because little generation is being built. Again, how the economy moves forward will affect the timing on that and what kind of retirements may be caused by environmental rules and regulations may affect the timing of that.

Finally, to repeat, we are very pleased that we are moving forward to build the Marsh Landing generating facility. Kiewit is doing all the things it needs now to move forward and get that project completed by mid-2013, and we will expect physical construction to begin by the end of this year.

With that, operator, we are ready to take questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Neel Mitra, Simmons Incorporated International.

Neel Mitra - Simmons & Company International - Analyst

Hi, good morning. I just had a question on the coal hedges that were put on for the outer years, specifically 2012 and 2013. Is there a fundamental reason why you decided to put on the block at this time?

Then second, what type of coal are you specifically hedging for now? Is it a Northern Appalachian higher-sulfur coal like 4.5 spec? Or are you using a blend of Northern App and Central App in those hedges?

Ed Muller - Mirant Corporation - Chairman, President, CEO

John, why don’t you take this? Thank you.

John O’Neal - Mirant Corporation - SVP, Chief Commercial Officer

Neel, as you know, we have a normal course hedging program where we are in the market fairly actively. At a minimum, twice a year we will conduct an RFP where we will go to the market and seek offers from suppliers for long-dated coal supply. We did that in the spring; and as a result of that we made the decision to go out and buy some coal for 2012 and 2013.

As you can see, we think that the timing of that is — we think that this is a — was not a bad time to be buying the coal. We also think it lines up nicely with our hedge position on the power side. All in all, we thought it made sense to go ahead and lock up those volumes now.

With respect to what we are specifically buying, this is a Northern App coal. It is essentially — you could expect it is about a 4-pound sulfur coal. It is one of our go-to coals that we have used and that the plants in the Mid-Atlantic like a lot.

So from a — what we are putting in the plants, they like it a lot. And we thought it made sense to go ahead and lock that up now.

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

Neel Mitra - Simmons & Company International - Analyst

Can you describe maybe what a discount the Northern App high-sulfur coal is trading to versus Central App or a Northern App lower sulfur spec?

John O’Neal - Mirant Corporation - SVP, Chief Commercial Officer

On the — I guess I will deal with the Northern App; I don’t have the numbers in front of me for the Central App because we are primarily burning the Northern App coal. There is probably a discount between say the 3 and the 4 pound, it’s a couple dollars a ton, maybe a little bit more than that in the front of the curve.

But we expect that over time that difference is going to go away as two things happen. One, there is less of the lower sulfur coal available, and the homogenous spec will migrate to a higher sulfur, more like a 4-pound or 4.5-pound spec. So over time we think that difference will be less than it is currently.

Neel Mitra - Simmons & Company International - Analyst

And the last question I had was on page 22, the Mid-Atlantic baseload capacity factor was 67% off an availability factor 92%. It seems like that number would be higher, just like looking at the Northeast baseload numbers as well as the weather we had in the East this summer.

Can you describe why the capacity factor was in that range? Was it due to coal to gas switching, or any fundamental reason?

John O’Neal - Mirant Corporation - SVP, Chief Commercial Officer

Well, we are actually very pleased. If you look at year-over-year our baseload megawatts were up over 600,000 megawatt hours. So the units ran a lot this year, as you would expect, because of the hot weather we had in the East.

You know, we get dispatched by PJM, so we are responding to dispatch signals provided by the marketplace. So we think all in all our units performed very well.

If you go into the back, you can see the forced outage rates for our baseload units were very low for the quarter. Our baseload coal units had a 4% forced outage rate. So our new units ran very, very well.

They just responded to dispatch signal; and the net of all that was a capacity factor of 67%, which was about 12% higher than the quarter prior.

Neel Mitra - Simmons & Company International - Analyst

Great, thank.

Operator

Lasan Johong, RBC Capital Markets.

Lasan Johong - RBC Capital Markets - Analyst

Thank you. A couple of follow-up questions on the generation output. It looks like your output was up about 29%, but margins were much lower because of hedged value. So could you give us a sense of what kind of hedge values you realized in the quarter versus ‘09, let’s say?

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

Ed Muller - Mirant Corporation - Chairman, President, CEO

Bill, can you handle this?

Bill Holden - Mirant Corporation - SVP, CFO

Yes, let me just get the — on the realized value of hedges, and I think this is actually in the appendix to the presentation on page 21.

Lasan Johong - RBC Capital Markets - Analyst

That gives you a net in million dollars; doesn’t give you a price.

Bill Holden - Mirant Corporation - SVP, CFO

Yes, yes. I don’t think we have disclosed prices on hedges. So what you can see is the dollars that we realized on both power and fuel during the quarter and for the year to date.

Lasan Johong - RBC Capital Markets - Analyst

Okay. The hedging situation with Mirant versus RRI Energy is very different if you look at the portfolio of what is hedged and what is not. ‘11 looks very similar; but ‘12 the disparity is pretty eye-catching.

Once the merger occurs, is there an intention to either lower Mirant’s hedging profile to match what Reliant has, or to raise RRI’s hedging profile to meet what Mirant has?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Well, Lasan, it is somewhat premature to say, and I will explain why. In general, we would like the profile that you can see here in the presentation that we have just shown you. But to — that profile is not some theoretical profile in our minds; it is based on the assets that we have and where they are located. So we will have to do the same kind of analysis for the combined GenOn fleet.

We will be prepared to do that as GenOn, as soon as we complete the merger. But as you would expect, because we do not yet have antitrust clearance we must religiously not share data that has a competitive aspect to it. So while we know a lot about the units and the commercial organization is getting itself ready to do this, we cannot finally make those decisions until we have data that we cannot yet share.

And those are the rules of the road. We comply with the rules of the road.

Lasan Johong - RBC Capital Markets - Analyst

I see. Okay. Thank you so much.

Ed Muller - Mirant Corporation - Chairman, President, CEO

Sure.

Operator

Ali Agha, SunTrust Robinson Humphrey.

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

Ali Agha - SunTrust Robinson Humphrey - Analyst

Thank you. Good morning. The new tolling contract at Pittsburg units with PG&E, should we assume that that is very similar to the contract that is expiring?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Well, in general orders of magnitude, yes. As you know, we do not separate out results by the unit and don’t intend to. But in general, you should assume that it is in the same order of magnitude.

Ali Agha - SunTrust Robinson Humphrey - Analyst

Yes. Ed, as you are looking at — as you said you’re going to be looking at the combined portfolio of GenOn once the transaction is closed. And obviously as you get a closer look at your own portfolio, given the kind of forward curve scenarios that you are seeing out there, etc., is the potential shutdown of any of your units conceptually part of your plan? Or given your CapEx spending you don’t believe that is a requirement, even in this low dark spread environment?

Ed Muller - Mirant Corporation - Chairman, President, CEO

We have no plans currently to shut any units down, other than what we have announced for — help me someone here — for the two units at Contra Costa when their current arrangements with PG&E terminate in ‘13, is it?

Bill Holden - Mirant Corporation - SVP, CFO

That’s correct.

Ed Muller - Mirant Corporation - Chairman, President, CEO

About the time Marsh Landing comes on. And we have agreed consistent with the California initiatives to reduce once-through cooling and the impacts on the Sacramento-San Joaquin Delta to shut those units down. Those we have already announced that we will shut down.

Also as we have indicated, as soon as the California Independent System operator tells us that the Potrero station in the city of San Francisco is no longer needed for reliability, that station likewise will shut down. We would expect that to occur within a matter of a few months. But beyond that we have no plans to shut any units.

Ali Agha - SunTrust Robinson Humphrey - Analyst

Okay. But might we expect in a combined portfolio you might take a new look especially on the new assets that are going to be part of the GenOn portfolio coming from the other side?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Well, we will always look at all units and a particular time when those looks become very important is when there are significant capital expenditures required. Those capital expenditures have to be justified.

Those capital expenditures can come about because of changes in the various environmental rules and regulations. They can also come about simply because of what it takes to keep an asset in good operating condition.

So that is just to me ordinary course of business, and that would be true - that was true a year ago. That is true today. That will be true in a year. But there is nothing special in this combination, in the creation of GenOn, that brings that to the fore.

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

Ali Agha - SunTrust Robinson Humphrey - Analyst

All right. Finally, Ed, as you look at a pro forma portfolio, assuming GenOn closes as planned, are you comfortable now with your position in the specific markets that you are focused on? Do you believe there is need for more critical mass? Or how do you see that portfolio strategically going forward?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Well, there is of course always more work to do in assessing that, for the same reasons that I discussed in the context of hedging. But we like, in this transaction particularly, our position — the GenOn position — in PJM. And we like very much the position of GenOn in the California market.

Ali Agha - SunTrust Robinson Humphrey - Analyst

Thank you.

Operator

Robert Howard, Prospector Partners.

Robert Howard - Prospector Partners - Analyst

Good morning. One thing here, on the hedging slide on slide 9. It seems like the last couple of presentations there has often been — you have had the empty white boxes, showing maybe a decrease; or sometimes there is a mix of everything.

So I guess should I look at the lack of any open white boxes as something different either in your strategy or just a change in market conditions? Any thoughts there?

Ed Muller - Mirant Corporation - Chairman, President, CEO

John, why don’t you take this?

John O’Neal - Mirant Corporation - SVP, Chief Commercial Officer

Really no change, Rob, in our approach at all. We opportunistically add hedges as we think it makes sense. Obviously as we get closer to the current delivery year, we look to get a little bit more hedged, so we don’t have as much open exposure going into the year.

But what we always find is that price movements change our hedge positions quite dramatically. So when prices drop like they have period over period we will lose our expected generation. So the fact that our existing hedges result in us being more hedged than we were in the past.

That certainly occurred this quarter with the price drop. Part of the change is due to incremental hedges, but part of the change is also due to the fact that we have less expected generation going forward.

Robert Howard - Prospector Partners - Analyst

Okay, great. Then, I just wanted to ask something, a little on the Maryland environmental spending. It seems to me that putting in the scrubbers to comply with the Maryland Healthy Air Act was a good idea. But with Mirant’s current market cap smaller than the $1.6 billion that you spent on the upgrades, it appears that the market thinks it was a mistake and that you should have just shut the plants down.

So I know hindsight is 20/20, but assuming you knew then what you know now, would it have been better to close the plants instead of spending the $1.6 billion on the upgrades, as the market seems to be implying?

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

Ed Muller - Mirant Corporation - Chairman, President, CEO

Well, I think, Rob, I would have to go and do some penciling. But what you really would be saying then is that — would Mirant have been better off liquidating itself then, given how significant those Maryland plants are to Mirant’s performance and results?

I think broadly speaking it is important to remember we are in a commodity business, and it is volatile. And at every point in the commodity cycle, in my adult life in it, everyone thinks we have reached a new paradigm. It is often a phrase used.

So we are now at natural gas wherever it is, and thus it shall be for the rest of our lives. And there is one thing of which I can assure you — that is not the case. There is no paradigm.

And it is, by definition, a commodity. When it is a commodity it means it is volatile. It changes, and it changes in ways that all of us can’t predict.

If you think about it we have lived — I have lived with gas way below $2 and I have lived with gas north of $14 and I have lived with oil at $8 and I have lived with oil at $147. And where it is today has no particular magic. It will change some more.

So we have got — by what we did in Maryland we have some tiptop assets that are, in terms of environment performance, absolutely at the top of the industry. They are excellent assets. They will run well and they will run for a long time. And they will run through various iterations of this commodity cycle.

Robert Howard - Prospector Partners - Analyst

Okay. Do you guys have a thought as to what — if you were to do that environmental work today as opposed to four years ago, how much the cost would be?

Ed Muller - Mirant Corporation - Chairman, President, CEO

I would think the cost would be approximately the same. I don’t think there have been real significant changes either in materials or labor in the last couple years.

Robert Howard - Prospector Partners - Analyst

Okay. Lastly, I was wondering if you could talk any about the sensitivity of Mirant’s usable NOLs after the merger. You know, the stock price, is it a straight-line relationship as Mirant’s price increases toward the closing of the merger that it would be a straight-line percentage impact on the NOLs that would be retained? Or is there some kind of curve where there would be an inflection point somewhere?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Let me ask Paul Gillespie, who is our Senior Vice President for Tax, to address your question, Rob.

Paul Gillespie - Mirant Corporation - SVP Tax

I don’t think that the NOLs will particularly have an effect on the price of the shares as we move toward the merger. I point out that the NOLs are subject to a full valuation allowance on our balance sheet. So that means our ability to use them now we think is restricted, and that restriction will continue after the merger.

Robert Howard - Prospector Partners - Analyst

So I guess you’re saying that if the stock went to $25 before the merger was completed that that wouldn’t impact the amount of NOLs that would be retained?

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

Paul Gillespie - Mirant Corporation - SVP Tax

I’m sorry, I need to make sure I understood your question. What you are saying is, would the value of the stock change our ability to use the NOLs? Yes. If the stock price were to go to $25 the availability of the NOLs would increase somewhat.

Robert Howard - Prospector Partners - Analyst

Okay, so that is where I am trying — is it a linear relationship or is there more of an inflection point somewhere? Or how —?

Paul Gillespie - Mirant Corporation - SVP Tax

It is most probably a linear relationship. The higher the value of the stock, the greater our ability to use the NOLs.

Robert Howard - Prospector Partners - Analyst

Okay, okay. So if the merger is completed on the current schedule is this the last Mirant call?

Ed Muller - Mirant Corporation - Chairman, President, CEO

If the merger is completed as we expect it to be before the end of the year, yes. This will be the last Mirant call.

Robert Howard - Prospector Partners - Analyst

All right, well, it’s been a pleasure and good luck with everything.

Ed Muller - Mirant Corporation - Chairman, President, CEO

I look forward to hearing you on the GenOn call.

Robert Howard - Prospector Partners - Analyst

Yes, I plan on that, too.

Ed Muller - Mirant Corporation - Chairman, President, CEO

Very good.

Operator

Brian Chin, Citigroup.

Brian Chin - Citigroup - Analyst

Hi, good morning. What is the sensitivity of EBITDA to a $1 change in gas now? Is it more or less than it was before?

I know the last time you gave that update was the 4Q ‘09 slides. But can you give us just a general sense of where that sensitivity is now?

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

Ed Muller - Mirant Corporation - Chairman, President, CEO

Brian, as you will recall, we are not — since we have announced this impending merger we have not been giving guidance and will not start again until the merger is completed.

So we won’t be providing sensitivities now. And the sensitivities that we last provided were as of the time we provided them, and taking into account a variety of factors. And it would not be appropriate to try and apply those same factors today.

Brian Chin - Citigroup - Analyst

Okay, second question. Is there a sense that we can get in terms of how much weather may have affected your numbers this year or for this last quarter?

Ed Muller - Mirant Corporation - Chairman, President, CEO

John?

John O’Neal - Mirant Corporation - SVP, Chief Commercial Officer

Well, yes, I think the best way to look at it, Brian, is to look at our dispatch on slide 22. I think two things I would point out there.

That our baseload units are going to run — primarily they are going to run pretty much all the time, especially in Q3 when they are relatively deep in the money. There were some times at the very end of September where some of those units, as gas prices started to get low, got displaced somewhat. But in general you should expect in Q3 that baseload units are going to run pretty consistently.

Then what you look at is our intermediate and our peaking units. As you can see our actual generation from our intermediate units in the Mid-Atlantic and our peaking units in the mid-Atlantic was much greater in Q3 of 2010 than it was in Q3 of 2009. That is almost entirely due to the much hotter weather we saw during the year this year relative to last.

Brian Chin - Citigroup - Analyst

Great. Then lastly for Maryland Healthy Air Act CapEx (technical difficulty) that $176 million in 2010 and $93 million in 2011. When do you expect that CapEx spending to end?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Well, there are two components to ending it. There is still some work being done; and when that work is completed, there are payments that we will make to Stone & Webster in accordance with the contract. Some of those will be made relatively shortly.

Then we have the final closeout, and that will probably take us somewhere into next year.

Brian Chin - Citigroup - Analyst

Okay, so after the $93 million for 2011, we are expecting Maryland Healthy Air Act CapEx spending to fall near to zero?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Bill?

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

Bill Holden - Mirant Corporation - SVP, CFO

Yes, that’s right. The amounts we have shown for 2010 and ‘11 would be the balance of the payments that we expect to make for Maryland Healthy Air Act compliance.

Brian Chin - Citigroup - Analyst

Okay, great. Thank you.

Operator

Paul Patterson, Glenrock Associates.

Paul Patterson - Glenrock Associates - Analyst

Good morning, guys. I wanted just to follow up on Ali Agha’s question. Did I understand it correctly that the transport rule and the mercury EPA stuff is not likely to impact any operations going forward?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Paul, I think it is way premature to know. Those are various proposals. Frankly, they were made before the election.

Even before that, my view has been — having lived through this many times — I will know what the impacts will be and how the rules will work when they are finalized. There is just a long distance between proposals and final rules, and there is a lot of complexity in them. They are going to change. I am not yet ready to say.

Paul Patterson - Glenrock Associates - Analyst

Okay. One of your competitors was indicating that they thought that there was going to be — that the forward curve was not fully reflecting the impact of these new rules. I wanted to get your perspective on the market, what you see going on there.

I mean you mentioned the reserve margins that you see tightening. But there is also this — specifically what I wanted to ask you about was this FERC NOPR on the energy market and the compensation of full LMP, which has been I guess somewhat controversial.

Do you guys have any projection or any sense? Could you share with us any modeling that you might have done in terms of what the impact of that full LMP pricing proposal might do if the FERC NOPR were to come to fruition?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Well, first of all — first and foremost, Paul, while we do a lot of modeling, what we do is proprietary. And different people have different views on how these things are going to come out.

But I repeat — until things get finalized it is very hard. And if you think of it in terms of a decision tree, there are many branches on the tree at this stage.

Paul Patterson - Glenrock Associates - Analyst

Okay, okay. Well, I appreciate it. Thanks a lot, guys.

Ed Muller - Mirant Corporation - Chairman, President, CEO

Sure.

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

Operator

Brandon Blossman, Tudor, Pickering, Holt & Company.

Brandon Blossman - Tudor Pickering Holt - Analyst

Good morning, guys. Let’s say this is probably more of a conceptual question; but in light of your experience at Marsh Landing and given that you have continued to include a brownfield expansion possibility slide in your deck for a while now, what kind of value do you see at a brownfield site versus a newbuild greenfield?

Ed Muller - Mirant Corporation - Chairman, President, CEO

We see — I won’t give you a number, for obvious reasons. But we see measurable value, both in having the physical ground, connection to the transmission system, connection to the natural gas pipeline system in this case. There is — and when we work on this and we bid in auctions as we did in responding to a request for proposals from Pacific Gas & Electric, we see measurable, real, and noticeable value.

Brandon Blossman - Tudor Pickering Holt - Analyst

Would you be willing to maybe even give a range, a percentage of total construction costs?

Ed Muller - Mirant Corporation - Chairman, President, CEO

I would not.

Brandon Blossman - Tudor Pickering Holt - Analyst

Okay. Fair enough. Detail question, sticking with California and Pittsburg. The option on the contract to extend out to 2015, how does that interact with the California once-through cooling requirements?

Ed Muller - Mirant Corporation - Chairman, President, CEO

We are able on those units to operate consistent with all of the plans that the state has.

Brandon Blossman - Tudor Pickering Holt - Analyst

So Pittsburg through 2015 is not — a nonissue?

Ed Muller - Mirant Corporation - Chairman, President, CEO

That is correct.

Brandon Blossman - Tudor Pickering Holt - Analyst

That’s all I have. Thanks.

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

Operator

Gregg Orrill, Barclays Capital.

Gregg Orrill - Barclays Capital - Analyst

Thanks. Just on slide 20, I know it is not a new disclosure; but the second bullet there, around the idea that in the five years following the merger GenOn would be only an AMT and certain state income tax entity.

Certainly I don’t expect them to — GenOn to lose money for the five years following the merger. Can you kind of refresh me on the thought process there?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Paul, why don’t you take this?

Paul Gillespie - Mirant Corporation - SVP Tax

Yes, our forecast base — remember, the computation of taxable income can be different from the computation of book income in most cases in this business somewhat significantly. Our forecasts show that we will — that GenOn will over the five-year period basically have little or no taxable income, which is why we make the statement that we do here.

Gregg Orrill - Barclays Capital - Analyst

But to the extent that toward the end of the five-year period that you do have — I guess does that statement take into account the potential for there to be some tax — some more material positive net income toward the end of the five years?

Paul Gillespie - Mirant Corporation - SVP Tax

Yes, it does.

Gregg Orrill - Barclays Capital - Analyst

Okay, thanks.

Operator

Clark Orsky, Standish Mellon.

Clark Orsky - Standish Mellon - Analyst

I have a question on slide 16. The $407 million of projected CapEx for 2011, how does that relate to what was in the proxy? I think the number was $375 million for ‘11.

Ed Muller - Mirant Corporation - Chairman, President, CEO

Bill?

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

Bill Holden - Mirant Corporation - SVP, CFO

Yes, I think it is primarily timing movements where you would have expenditures that we had forecast for ‘10 that are now being forecast for ‘11. There may be a few other timing movements between ‘11 and ‘12; that would explain I think the most (inaudible).

Clark Orsky - Standish Mellon - Analyst

Okay. Does the proxy EBITDA forecast include your outlook for Marsh in EBITDA?

Bill Holden - Mirant Corporation - SVP, CFO

Yes, I believe the Marsh Landing results were included in the proxy statement, yes.

Clark Orsky - Standish Mellon - Analyst

Okay. What was the assumption about the Pittsburg tolling agreement in that forecast?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Go ahead, Bill.

Bill Holden - Mirant Corporation - SVP, CFO

Well, we didn’t have the tolling agreement under — executed at the time. So we didn’t have the agreement that we have just announced in that forecast.

I think we did have some assumption that there would be some of the Pittsburg units contracted beyond the current contract period.

Clark Orsky - Standish Mellon - Analyst

Okay, okay. Thanks very much.

Ed Muller - Mirant Corporation - Chairman, President, CEO

Certainly.

Operator

Nitin Dahiya, KLS Diversified.

Nitin Dahiya - KLS Diversified - Analyst

Good morning. Ed, one question in terms of the environmental spend. You answered previously that obviously at the time you made the decision it needs to be a viable decision. But as we stand today and as you look at the combined GenOn fleet, obviously a part of it requires spending which would not be economical based on market conditions today.

How do you look at that? Do you try and look out for five years and say — this is what I think the market would be on a region by region basis? Or are you saying — look, it is not going to make sense, so I would be okay shutting those plants down?

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

Ed Muller - Mirant Corporation - Chairman, President, CEO

Well, I think the analysis is like this. First of all, look, we can look out and see what the commodity curves are. And I think it is unwise at any time to think that we are smarter than the whole marketplace on anything. So, the starting point has to be that which is known.

Now, we are in these markets and we do have some knowledge of what is occurring there. So we have to use — we develop our own models, again starting with the commodity curves, and assess any investments against that modeling, which again has its base the existing curves. And it will either make sense or it won’t make sense.

Nitin Dahiya - KLS Diversified - Analyst

Fair enough. In terms of when you look at those adjustments and really moving from a hedging perspective, as you layer in more hedges are you more or less hedged on heat rate than before? Say especially in the ‘11, ‘12 period, because the implied forward curves are fairly low on that.

So when you are layering in more hedges, are you fairly consistent on heat rate as well? Or are you keeping some of that open in the outer years?

Ed Muller - Mirant Corporation - Chairman, President, CEO

Well, part of that depends on the instruments we use for hedging. There are — some of our hedges, particularly in the nearer term, are hedges by selling power forward.

Others of our hedges, particularly as we go out, are by selling gas. And when we sell gas we retain the adjustments that may come to heat rate. How much we have in each we don’t disclose.

Nitin Dahiya - KLS Diversified - Analyst

No, I think my question was just compared to what, say, how you were hedge say a year ago versus now, are you more open on heat rate or less?

Ed Muller - Mirant Corporation - Chairman, President, CEO

John, do you want to address —?

John O’Neal - Mirant Corporation - SVP, Chief Commercial Officer

The only thing I would say there is, we have not added — if you go back even to a year ago, we have not added a tremendous number of hedges in the back of the curve. So I would say in general the back of the curve we are relatively unchanged.

In the front of the curve — and when I say front of the curve, I am talking about now 2011 and maybe even into 2012 a little bit. As we get closer to delivery, we roll out of our natural gas hedges and convert those to power hedges. So we essentially lock in the heat rate in the market at the time we do that conversion.

We do that because we don’t want to be exposed to intra-month or cash-month heat rate moves. We want to be actually hedged against what it is we’re going to produce, which is power.

So as you would expect, as we get closer, as we get into 2011, we will have rolled out of most of our heat rate and converted that to power. Again, that will be the main difference from whatever we have showed you in prior periods.

Nitin Dahiya - KLS Diversified - Analyst

Okay, maybe I will follow off-line on that. Lastly on Marsh Landing, is the right way to look at it — is that because it is — consolidated in the CapEx is the numbers, but the financing is nonrecourse?

Ed Muller - Mirant Corporation - Chairman, President, CEO

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

The financing is nonrecourse; and I will let Bill speak to this.

Bill Holden - Mirant Corporation - SVP, CFO

Yes, that is right. You will see the total capital expenditures for Marsh Landing; and then we have the project financing that is nonrecourse to any of the Mirant companies above the Marsh Landing group.

Nitin Dahiya - KLS Diversified - Analyst

All right. So from a Parent liquidity point of view, looking at the $407 million number, that understates the Parent liquidity because you would actually have a nonrecourse funding for the Marsh Landing component of that. Is that the right way to look at it?

Bill Holden - Mirant Corporation - SVP, CFO

Yes, that’s right, and if you look at the equity requirement, we estimate that to be around $200 million. That includes about $15 million that we spent since the inception of the development of the project.

Nitin Dahiya - KLS Diversified - Analyst

Great. It could be helpful if you also give the equity component of the requirements as you give the CapEx forecast in the future. But that is very helpful. Thank you.

Ed Muller - Mirant Corporation - Chairman, President, CEO

Operator, are there any other questions?

Operator

No, sir. No questions at this time. This does conclude the question-and-answer session. I would like to turn it back to Steve Himes for closing comments.

Steve Himes - Mirant Corporation - Director IR

Thanks, Barbara. We just want to thank everyone for joining us today and their interest in Mirant. If you have follow-on questions we will be available by phone, and have a great day.

Operator

That does conclude today’s earnings call. Thank you for your participation.

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FINAL TRANSCRIPT Nov 05, 2010 / 01:00PM GMT, MIR - Q3 2010 Mirant Earnings Conference Call

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